LAW OFFICES OF William B. Barnett OF COUNSEL Alan L. Rosen	21550 OXNARD STREET MAIN PLAZA - SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 wbarnett@wbarnettlaw.com

April 21, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Attn:	Linda Cvrkel, Branch Chief
Jeff Jaramillo
Jean Yu

Re:	Rokwader, Inc. (“Registrant” or “Company”)
Amendment No. 2 to Registration Statement on Form SB-2
Filed on December 6, 2007.
File No. 333-147922

Gentlemen:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form SB-2 (“Amendment No. 2”). The Amendment No. 2 has been revised in accordance with the Commission’s February 15, 2008 comment letter (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 2 “marked to show changes” and our responses below correspond to each comment number in the Comment Letter.

Audited Financial Statements
Unaudited Financial Statements

General

1.
In accordance with your comment, the Company has revised its disclosures and has included a restatement of Financial Statements and has revised the Notes, in accordance with paragraph 26 of SFAS No. 154, to accurately disclose the nature and extent of the errors in the prior financial statements.

Unaudited Financial Statements

Note 2—Stockholders’ Equity, page F-17 and F-18

2.
In response to your comment, we have materially expanded Note 2 to include similar disclosure set forth in our responses to the Staff’s prior Comment 9 contained in our response letter dated February 6, 2008 plus additional disclosure. In light of the expanded disclosure in both the Prospectus and the financial statements relating to the Company’s varying stock valuations over the past year, we believe investors are being provided with the necessary full and fair disclosure to be fully informed of and to consider these stock valuation issues in their investment decision.

Note 4—Acquisition of Latigo Shore Music, Inc. page F-19

3.
In response to your comment regarding the “significant assumptions in determining the fair value of” Latigo, we have enclosed herewith as Supplemental Information 4, our appraisers letter dated February 28, 2008 which addresses your concerns. We have disclosed the name of our appraiser under “Experts” on page 25 and have included its Consent as Exhibit 23.3.

4.	In response to your comment, we have disclosed the name of our appraiser under “Experts” on page 25 and have included its Consent as Exhibit 23.3.

5.	Note 4—Acquisition of Latigo has been expanded in accordance with your comment and paragraph 11 of SFAS No. 50.

6.
In accordance with your comment we have included the audited and interim financial statements of Latigo for the appropriate periods as required by Item 22 of Form SB-2 and Item 310 (c) of Regulation S-B.

Note 6—Subsequent Events, page F-20

7.
In response to your comment regarding the discrepancy in values of the Company’s stock, we made the correction to reconcile the stock’s value with its value as of August 16, 2007. However, due to the filing of Amendment No. 2, this information is found in our Note 3 - Related Party Transactions.

Other

8.	We have updated our financial statements and will continue to update where required.

9.	Included in Amendment No. 2 is a currently dated consent of our independent registered public accounting firm.

Enclosed with this letter is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments. Thank you.

Very truly yours, Law Offices of William B. Barnett /s/ William B. Barnett William B. Barnett

WBB: scc

ROKWADER, INC.
23950 Craftsman Road, Calabasas, CA 91302
Telephone: (818)224-3675 Fax: (818)591-1612

April 21, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Rokwader, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on December 6, 2007
File No.: 333-147922

Gentlemen:

Please be advised that, on behalf of Rokwader, Inc., (the “Company”), I hereby acknowledge the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s Form S-1 and amendments thereto, and
(b)
staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filing of its Form S-1 and amendments thereto, and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours, Rokwader, Inc. /s/ Yale Farar Yale Farar, President

Supplemental Information 4
Palisades Capital Group, LLC
Investment Banking Advisors

February 28, 2008

William B. Barnett
Law Offices of William B. Barnett
21550 Oxnard Street
Main Plaza - Suite 200
Woodland Hills, CA 91367

Dear Mr. Barnett:

In response to your request regarding Notes 3 and 4 of the Securities & Exchange Commission letter dated February 15, 2008, I direct your attention to our report dated March 30, 2007. On pages 7 and 8, we valued the intangible assets utilizing both the guidelines of FASB Statements 141/142 and commonly accepted amortization of similar intangible assets.

Because the purchase price of Latigo Shore Music was $100,000, with $7,700 tangible assets and $92,300 listed as Artistic Related and Contract Based intangible assets. The methodology used was based upon an actual number (i.e., the $2,500 advance to Mr. Estep), the costs to re-record the two master recordings by Mr. Dorff (estimated by an outside recording studio) to be greater than $30,000, or an employee contract that stated Mr. Dorff would only take a percentage of net income forgoing any salary. Based upon Mr. Dorff’s past experience within the music, movie, and television industry, we opined that his employment contract had a value of $29,800.

I trust this will answer your questions.

Respectfully yours,

By: /s/ John W. Barrett - President
By: /s/ Kathleen A. Barrett - Director of Research